 Exhibit 99.1

Auryn Commences Work on Curibaya in Southern Peru

Vancouver, Canada – October 9th, 2019 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn” or the “Company”) is pleased to announce that it has commenced work on its 100% owned Curibaya project located in the Tacna province in Southern Peru (Figure 1).

The Company is currently upgrading existing road access into the project and plans to conduct geological and alteration mapping as well as a rock sampling program in order to define the epithermal and porphyry styles of mineralization that have been outlined by historical work. This program will concentrate on the newly acquired Sambalay and Salvador concessions, where historical sampling included up to 13.5% copper, 23.6 g/t gold and 14,180 g/t silver in a 2-kilometer by 3.3-kilometer quartz-sericite-pyrite alteration system (Figure 2).

Upon completion of this first phase of exploration, Auryn will initiate a second phase, consisting of ground-based magnetics and induced polarization geophysical surveys, across the main alteration zone. Auryn expects to apply for a drill permit for Curibaya in Q1 of 2020, with the aim of carrying out the first ever drill program on the property in Q4 of 2020.

A Message from Ivan Bebek, Executive Chairman & Director:

“We are very excited to begin advancing the Curibaya project as it represents another exceptional exploration opportunity for both precious and base metals. The project is situated within a belt that hosts world-class mines, and the historical sampling at Curibaya demonstrates that it has considerable high-grade silver, gold and copper on surface.

“This year we made significant progress in building and advancing our Peruvian portfolio through acquisitions, community programs, surface exploration and permitting. This groundwork is setting the stage for 2020, when we anticipate drilling Sombrero and Curibaya sequentially, creating continuous opportunities for tier-one discoveries.”

Peru Mining Jurisdiction

Legend
Auryn Project
Mine/Development Project
Peru
Aruntani SAC Arasi
Epithermal Gold Belt
Puno
Lake Titicaca
Porphyry Belt
Buenaventura Chucapaca
Arequipa
Freeport-McMoRan Cerro Verde
Aruntani SAC Tukari
Aruntani SAC Santa Rosa
N
100km
Southern Copper Cuajone
Anglo-American Quellaveco
Pacific Ocean
Southern Copper Toquepala
Curibaya/Sambalay
Baños del Indio
Huilacollo
Bolivia
Minsur Pucamarca
Southern Peru Porphyry/Epithermal District
Tacna
Chile
Brazil
Peru
Sombrero
Bolivia
Curibaya
Baños del Indio
Huilacollo

Figure 1: Illustrates the position of the Curibaya project with respect to the large copper porphyry mines in Southern Peru.

Curibaya: Geochemical Model

Sambalay Looking West
Late Cretacous to Late Paleocene
A
QSP
Potassic
Early Cretacous
Intrusion
Toquepala volcanic
A'
Yara limestone
Yara sands and mudstones
Footprint of entire Sambalay Hydrothermal system Exposed is 3 x 3km Magmatic part of the system hidden at depth
Sambalay Chico
Rock Highlights:
10.85% Cu, 8.63% Cu, 7.40 Cu and 6.57% Cu
Sambalay
Salvador
A'
Agua del Milagro
Rock Highlights:
23.6 g/t Au and 14,180 g/t Ag, 3,260 g/t Ag and 2,600 g/t Ag
Mina Tapial
Rock Highlights:
15.1 g/t Au, 2,780 g/t Ag, 13.5% Cu, 10.55% Cu and 7.07% Cu
Legend
Curibaya Claims
Newly Acquired Claims
Mineralized Zone
Regional Fault
Alteration
Silicification & Quartz
Quartz-Sericite-Pyrite
Matalaque
Curibaya
Tarata Superior
A
Quellaveco
Huilacollo
Huaytillas
N
1 km

Figure 2: Illustrates the alteration center within the Sambalay and Salvador concessions as well as the surface rock samples taken from the Aqua del Milagro, Mina Tapial and Sambalay Chico zones.

Michael Henrichsen (Chief Operating Officer), P.Geo is the QP who assumes responsibility for the technical contents of this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek

Executive Chairman and Director

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

About Curibaya

Auryn acquired 100% ownership of the Curibaya property in 2015 and the adjacent Sambalay and Salvador concesssions in 2019, which collectively consist of approximately 11,000 hectares. The Curibaya Project covers the regional Incapuquio fault zone and subsidiary structures, which are interpreted as one of the fundamental controls for both epithermal and porphyry styles of mineralization within the region.

Historic Grab Samples – Sambalay and Salvador

The historic grab samples on Sambalay and Salvador were collected by Teck (2010-2011), Compania de Exploraciones Orion SAC (2010-2011) and Wild Acre Metals (2012-2013). Auryn has not conducted any due diligence on whether appropriate QA/QC protocols were followed in the collection of these samples, nor can it confirm their accuracy or repeatability.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2018 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Disclaimer

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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